Exhibit 99.1
1. Shinhan Bank’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On December 30, 2014, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to hold an extraordinary shareholders’ meeting as follows:

1) Date and Time: December 30, 2014, 11:40 in Seoul Time

2)	Venue: Conference room, 6th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea

3)	Agenda:

i) Appointment of Directors

2. Shinhan Bank’s Extraordinary Shareholders’ Meeting Result

On December 30, 2014, Shinhan Bank, our wholly-owned bank subsidiary, held an extraordinary shareholders’ meeting and agenda listed below was approved.

1)	Agenda:

i) Appointment of Directors

Name	Position	End of Tenure	Note

Lim Youngjin	Executive Director	2015.12.31 (1yr)	Re-appointed

Lee Donghwan	Executive Director	2015.12.31 (1yr)	Re-appointed